UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE § 240.13d-2(a)
(Amendment No. 3)
Mediware Information Systems, Inc.

(Name of Issuer)
Common Stock, par value $0.10 per share

(Title of Class of Securities)
584946107

(CUSIP Number)
John Billowits
20 Adelaide Street East, Suite 1200
Toronto, ON M5C 2T6
(416) 861-0630

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 19, 2009

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No.	584946107	13D	Page	2	of	16 Pages

1	NAMES OF REPORTING PERSONS Constellation Software Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK, WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,665,597

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,346,265

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,665,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	584946107	13D	Page	3	of	16 Pages

1	NAMES OF REPORTING PERSONS Mark Leonard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,665,597

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,632

WITH	10	SHARED DISPOSITIVE POWER

1,346,265

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,665,597

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	584946107	13D	Page	4	of	16 Pages
This Amendment No. 3 (“Amendment No. 3”) amends the statement on Schedule 13D initially filed on April 15, 2008 (the “Original Filing”) by Constellation Software Inc. (“Constellation”), as amended by Amendment No. 1 filed on May 21, 2008 (“Amendment No. 1”), as amended by Amendment No. 2 filed on November 14, 2008, (together, with the Original Filing and Amendment No. 1, the “Previous Filings”) with respect to common stock, $.10 par value (the “Shares”), of Mediware Information Systems, Inc. (the “Issuer”). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Previous Filings. This Amendment No. 3 is being made to disclose the acquisition of additional securities of the Issuer by Constellation. As reported in the Previous Filings, Dexter Salna, President of the Homebuilder Operating Group, a wholly-owned subsidiary of Constellation, beneficially owns 700 Shares of the Issuer. As his beneficial ownership has not changed, he is not a “Reporting Person” for the purposes of this Amendment No. 3. Except as otherwise set forth herein, this Amendment No. 3 does not modify any of the information previously reported by Constellation in the Previous Filings.
ITEM 1. Security and Issuer.
Not Applicable.
ITEM 2. Identity and Background.
Item 2 of the Previous Filings is hereby amended as follows:
Appendix A, Appendix B, Appendix C and Appendix D referenced in Item 2 are hereby amended and restated in their entirety as reflected below.
ITEM 3. Source and Amount of Funds or Other Consideration.
The first sentence of Item 3 of the Previous Filings is hereby amended as follows:
Constellation used an aggregate of $7,676,885 to purchase the Shares. $3,923,687 came from Constellation’s available working capital and $3,753,198 came from an existing working capital line of credit with the Bank of Montreal.
ITEM 4. Purpose of Transaction.
Not Applicable.
ITEM 5. Interest in Securities of the Issuer.
Item 5 of the Previous Filings is hereby amended and restated in its entirety as follows:
(a)-(b) The Shares that may be deemed beneficially owned by the Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 is 1,665,597, which represents 21.8% of the outstanding Shares. This percentage is based upon 7,655,000 Shares outstanding as of April 25, 2009 as listed in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2009. Constellation has shared power to control the vote of 1,665,597 Shares and shared power to dispose of 1,346,265 Shares. Mark Leonard has shared power to control the vote of 1,665,597 Shares and shared power to dispose of 1,346,265 Shares and sole power to dispose of 318,632 Shares. Dexter Salna has shared power to control the vote of 700 Shares and sole power to dispose of 700 Shares. The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
     Other than as set forth herein, to the knowledge of Constellation, without specific inquiry, none of Constellation’s executive officers listed herein, directors listed on Appendix A , OMERS, OMERS Holdings, Birch Hill Equity, Birch Hill Holdings or any of the individuals set out in Appendix B , Appendix C or Appendix D holds Shares of the Issuer. The directors, executive officers and controlling parties of Constellation may be deemed to beneficially own Shares held by Constellation but disclaim any beneficial ownership except to the extent of any pecuniary interest therein.
(c)	Mark Leonard has not effected any transactions in Shares of the Issuer in the last sixty 60 days. All transactions in Shares of the Issuer made by Constellation were open market purchases as follows:

CUSIP No.	584946107	13D	Page	5	of	16 Pages

		Average Price
		(excluding
Date	Number of Shares	commission)
August 19, 2009	103,500	$5.1998
August 21, 2009	186,200	$5.20
(d)	To the knowledge of Constellation, without specific inquiry, none of the directors, officers or controlling parties of Constellation have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its securities. To the knowledge of Mark Leonard and Dexler Salna, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, his securities.

(e)	Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
ITEM 7. Material to be Filed as Exhibits.
The following documents are filed as Exhibits to this statement:

Exhibit A	Joint Filing Agreement, dated August 21, 2009, by and among Constellation and Mark Leonard.

CUSIP No.	584946107	13D	Page	6	of	16 Pages
SIGNATURES
     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2009 CONSTELLATION SOFTWARE INC.
By:	/s/ John Billowits
	Name:	John Billowits
	Title:	Chief Financial Officer

Dated: August 21, 2009 MARK LEONARD
By:	/s/ Mark Leonard
	Name:	Mark Leonard

CUSIP No.	584946107	13D	Page	7	of	16 Pages

EXHIBIT A
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k), promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission this Statement on Schedule 13D (the “Statement”) to which this Joint Filing Agreement (the “Agreement”) is attached as an exhibit and any future amendments thereto, and agree that such Statement is filed on behalf of each of them.
IN WITNESS WHEREOF, the undersigned have executed this Agreement.
Dated: August 21, 2009

CONSTELLATION SOFTWARE INC.
By:	/s/ John Billowits
	Name:	John Billowits
	Title:	Chief Financial Officer

MARK LEONARD
By:	/s/ Mark Leonard
	Name:	Mark Leonard

CUSIP No.	584946107	13D	Page	8	of	16 Pages

APPENDIX A
PRINCIPAL BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF DIRECTORS OF
CONSTELLATION

Directors:

Michael Mazan	Stephen J. Dent
Partner	Chair
Birch Hill Equity Partners Management Inc.	Birch Hill Equity Partners Management Inc.
100 Wellington St West	100 Wellington St West
PO Box 22	PO Box 22
Suite 2300	Suite 2300
Toronto, Ontario M5K 1A1	Toronto, Ontario M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Lisa Melchior	John Young
Managing Director	Managing Director
OMERS Capital Partners Inc.	OMERS Capital Partners Inc.
Royal Bank Plaza,	Royal Bank Plaza,
South Tower,	South Tower,
200 Bay street, Suite 2010,	200 Bay street, Suite 2010,
Box 6, Toronto, Ontario M5J 2J2	Box 6, Toronto, Ontario M5J 2J2
Canada	Canada
Citizenship: Canadian	Citizenship: UK

Brian Aune	Stephen Scotchmer
Private Investor	Private Investor
1800 McGill College Avenue	Royal Trust Tower
Suite 3010	Suite 2526
Montreal QC H3A 3J6	Toronto Dominion Centre
Canada	Toronto, ON M5K 1K2
Citizenship: Canadian	Canada
Citizenship: Canadian

Ian McKinnon	Mark Leonard
Consultant	President and Chairman of the Board
63 Fairfield Drive	Constellation Software Inc.
Toronto Ontario M4P 1S9	20 Adelaide St. East
Canada	Suite 1200
Citizenship: Canadian	Toronto Ontario, M5C 2T6
Canada
Citizenship: Canadian

CUSIP No.	584946107	13D	Page	9	of	16 Pages
APPENDIX B
INFORMATION REGARDING OMERS HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Investment Holding Company Principal Address: OMERS Capital Partners, Royal Bank Plaza, South Tower, Suite 2010, 200 Bay Street, P.O. Box 6, Toronto, Ontario M5J 2J2 Canada
Directors:
Paul G. Renaud
Citizenship: Canadian
John Young
Citizenship: UK
Lisa Melchior
Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers, unless otherwise indicated, is c/o OMERS Capital Partners, (as above).

Paul G. Renaud	President
Citizenship: Canadian

John Young	Managing Director
Citizenship: UK

Lisa Melchior	Managing Director
Citizenship: Canadian

Chantal Thibault	Secretary
Citizenship: Canadian

Robert C. Hedges	Treasurer
Citizenship: Canadian

Christine A. Sharp	Assistant Secretary
c/o OMERS Administration Corporation
One University Avenue
Suite 700
Toronto ON M5J 2P1
Canada
Citizenship: Canadian

CUSIP No.	584946107	13D	Page	10	of	16 Pages
INFORMATION REGARDING OMERS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Provider of pension services
Principal Address: OMERS Administration Corporation, 10th Floor, One University Avenue, Toronto, ON M5J 2P1 Canada.
Directors:

David Carrington	Michael Power
Energy Advisor	Mayor
Toronto Hydro Electric System Ltd.	Municipality of Greenstone
Customer Management Service Dept.	P.O. Box 70
5800 Yonge Street, 1st Floor	301 East Street
Toronto ON M2M 3T3	Geraldton ON P0T 1M0
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Richard Faber	John Sabo
Retiree	Associate Director — Corporate Services &
9962 Pinetree Crescent	Treasurer of the Board
Grand Bend ON N0M 1T0	York Catholic District School Board
Canada	320 Bloomington Road West
Citizenship: Dutch	Aurora ON L4G 3G8
Canada
John Goodwin	Citizenship: Canadian
1177 Yonge Street, Suite 615
Toronto ON M4T 2Y4	Eugene Swimmer
Canada	c/o School of Public Policy and Admin
Citizenship: Canadian	Carleton University, Room 1001, Dunton Tower
1125 Colonel by Drive
Rick Miller	Ottawa ON K1S 5B6
Fire Fighter	Canada
Windsor Fire Department	Citizenship: Canadian
815 Goyeau Street
Windsor ON N9A 1H7	John Weatherup
Canada	President
Citizenship: Canadian	CUPE 4400
Suite 200
David O’Brien	1482 Bathurst Street
President & Chief Executive Officer	Toronto ON M5P 3H1
Toronto Hydro Corporation	Canada
14 Carlton Street, 9th Floor	Citizenship: Canadian
Toronto ON M5B 1K5
Canada	Laurie Nancekivell
Citizenship: Canadian	c/o Children’s Aid Society of London and Middlesex
1680 Oxford Street East, P.O. Box 7010
William E. Aziz	London ON N5Y 5R8
c/o Hollinger Inc.	Canada
100 King Street West, Suite 3700	Citizenship: Canadian
Toronto ON M5X 1C9
Canada
Citizenship: Canadian

Sheila Vandenberk
15 Fenwick Crescent
Unionville ON L3R 4H6
Canada
Citizenship: Canadian

CUSIP No.	584946107	13D	Page	11	of	16 Pages

Leslie Thompson
c/o LESRISK Debt and Risk Management Inc.
123 Major Street, Suite 201
Toronto ON M5S 2K9
Canada
Citizenship: Canadian

James Phillips
c/o Family and Children’s Services of Waterloo Region
200 Ardelt Avenue
Kitchener ON N2C 2L9
Canada
Citizenship: Canadian

CUSIP No.	584946107	13D	Page	12	of	16 Pages
Executive Officers:
The principal business address of the following executive officers, unless otherwise indicated, is c/o OMERS Administration Corporation, (as above). The citizenship of all officers listed is Canadian.

Michael J. Nobrega	President, Chief Executive Officer and Chief Investment Officer

Patrick G. Crowley	Executive Vice President and Chief Financial Officer

John W. Macdonald	Executive Vice President and Chief Operating Officer

G. Blair Cowper-Smith	Chief Legal Officer and Executive Vice President Corporate Affairs

Jennifer Brown	Chief Pension Officer and Executive Vice President

James Donegan	President, OMERS Capital Markets and Chief Executive Officer, OMERS Capital Markets
c/o OMERS Capital Markets
Royal Bank Plaza
North Tower, Suite 1800
200 Bay Street
Toronto ON M5J 2J2
Canada

Bonnie Lysyk	Vice President, Internal Audit

James A. Roks	Corporate Secretary

Christine A. Sharp	Assistant Corporate Secretary

Walter Lehman	Assistant Corporate Secretary
c/o OMERS Capital Markets
Royal Bank Plaza
North Tower, Suite 1800
200 Bay Street
Toronto ON M5J 2J2
Canada

CUSIP No.	584946107	13D	Page	13	of	16 Pages
APPENDIX C
INFORMATION REGARDING BIRCH HILL EQUITY,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: General Partner (for Private Equity Fund)
Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23 rd Floor, Toronto, ON M5K 1A1 Canada
Directors:
Joseph P. Wiley
Chief Executive Officer
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
Stephen J. Dent
Chair
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
John B. MacIntyre
President
Birch Hill Equity Partners Management Inc.
100 Wellington Street West
PO Box 22, Suite 2300
Toronto, ON M5K 1A1
Canada
Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Lori Evans	General Counsel & Secretary

Peter Zissis	CFO

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Sr. Vice President

CUSIP No.	584946107	13D	Page	14	of	16 Pages

William A. Lambert	Sr. Vice President

John T. Loh	Sr. Vice President

William C. Stevens	Vice President

Thecla E. Sweeney	Vice President

Matthew Kunica	Vice President

Irfhan Rawji	Vice President

Rocco Bryan	Vice President

CUSIP No.	584946107	13D	Page	15	of	16 Pages
APPENDIX D
INFORMATION REGARDING BIRCH HILL HOLDINGS,
ITS DIRECTORS AND EXECUTIVE OFFICERS
Principal Business: Holding Company
Principal Address: Birch Hill Equity Partners Management Inc., 100 Wellington Street West, 23 rd Floor, Toronto, ON M5K 1A1
Directors:

Joseph P. Wiley	Pierre Schuurmans
Director	Director
Birch Hill Equity Partners Management	Inc. Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian

Richard H. Greene	Michael Salamon
Director	Director
Birch Hill Equity Partners Management	Inc. Birch Hill Equity Partners Management Inc.
100 Wellington Street West	100 Wellington Street West
PO Box 22, Suite 2300	PO Box 22, Suite 2300
Toronto, ON M5K 1A1	Toronto, ON M5K 1A1
Canada	Canada
Citizenship: Canadian	Citizenship: Canadian
Executive Officers:
The principal business address of the following executive officers is c/o Birch Hill Equity Partners Management Inc. (as above). The citizenship of all officers is Canadian.

Stephen J. Dent	Chairman

John B. MacIntyre	President

Joseph P. Wiley	CEO

Pierre Schuurmans	COO

Peter Zissis	CFO

Lori Evans	General Counsel & Secretary

William A. Lambert	Sr. Vice President

Michael Mazan	Sr. Vice President

Michael J. Salamon	Sr. Vice President

Paul R. Henry	Sr. Vice President

David Samuel	Sr. Vice President

John T. Loh	Sr. Vice President

Thecla E. Sweeney	Vice President

Irfhan Rawji	Vice President

CUSIP No.	584946107	13D	Page	16	of	16 Pages

Bryan Rocco	Vice President

William C. Stevens	Vice President

Matthew Kunica	Vice President